[redacted]

RSB

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C.
192 SECTION

SECI 06004308 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 66492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pinnacle Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
APR 2 7 2006
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 N. Orange Avenue, Suite 210
(No. and Street)

Orlando	**Florida**	**32801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Boren, President and CEO **407-622-8118**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

399 Northwest Boca Raton Boulevard	**Boca Raton**	**Florida**	**33432**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

OATH OR AFFIRMATION

I, Todd A. Boren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Financial Group, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER ABELL
Notary Public - State of Florida
My Commission Expires Nov 11, 2008
Commission # DD 371215
Bonded By National Notary Assn.

Signature

President + CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2005 and the Period
February 18, 2004 (Inception) Through
December 31, 2004

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the statements of financial condition of Pinnacle Financial Group, LLC (the Company) as of December 31, 2005 and 2004 and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2005 and the period February 18, 2004 (inception) through December 31, 2004 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Pinnacle Financial Group, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and the period February 18, 2004 (inception) through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.
Boca Raton, Florida
February 13, 2006

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

		2005		2004
ASSETS				
CURRENT ASSETS				
Cash	$	1,103,119	$	446,289
Accounts receivable		34,709		-
Prepaid expenses		3,241		17,912
TOTAL CURRENT ASSETS		1,141,069		464,201
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, less accumulated depreciation (2005, $3,846; 2004, $360)		11,155		9,749
OTHER ASSETS				
Goodwill		-		153,405
Deposits		54,200		55,435
Investments, at equity		37,652		74,531
TOTAL OTHER ASSETS		91,852		283,371
TOTAL ASSETS	$	1,244,076	$	757,321
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	13,366	$	1,274
Due to affiliates		73,256		-
TOTAL CURRENT LIABILITIES		86,622		1,274
MEMBERS' EQUITY		1,157,454		756,047
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,244,076	$	757,321

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS

Year Ended December 31, 2005 and the Period
February 18, 2004 (Inception) Through December 31, 2004

	2005	2004
REVENUE		
Commissions	$ 706,860	$ 4,882
Private placement	262,500	-
	969,360	4,882
OPERATING EXPENSES		
Employee compensation and benefits	502,620	405,937
Professional fees	62,629	84,056
Travel	9,137	50,665
Promotional	38,376	50,236
Office and other expenses	350,735	94,495
TOTAL OPERATING EXPENSES	963,497	685,389
INCOME (LOSS) FROM OPERATIONS	5,863	(680,507)
OTHER INCOME (EXPENSE)		
Equity in earnings (loss) of jointly owned company	(36,879)	(22,064)
Loss from impairment of goodwill	(153,405)	-
Interest income	7,064	-
Miscellaneous income (expense)	(9,796)	-
TOTAL OTHER INCOME (EXPENSE)	(193,016)	(22,064)
NET (LOSS)	$ (187,153)	$ (702,571)

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2005 and the Period
February 18, 2004 (Inception) Through December 31, 2004

Balance, February 18, 2004	$ -
Capital contributions:	
Pinnacle Financial Corporation	1,270,722
J. MacArthur, LLC	247,396
	1,518,118
Distributions:	
Pinnacle Financial Corporation	(29,750)
J. MacArthur, LLC	(29,750)
	(59,500)
Net income (loss)	(702,571)
Balance, December 31, 2004	756,047
Capital contributions:	
Pinnacle Financial Corporation	965,466
J. MacArthur, LLC	-
	965,466
Distributions:	
Pinnacle Financial Corporation	(188,453)
J. MacArthur, LLC	(188,453)
	(376,906)
Net income (loss)	(187,153)
Balance, December 31, 2005	$ 1,157,454

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31, 2005 and the Period
February 18, 2004 (Inception) Through December 31, 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (187,153)	$ (702,571)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Private placement income received in stock	(160,000)	-
Depreciation	3,486	360
Equity in loss of jointly owned company	36,879	22,064
Loss on impairment of goodwill	153,405	-
Decrease (increase) in operating assets:		
Accounts receivable	(34,709)	-
Prepaid expenses	14,671	(17,912)
Increase (decrease) in operating liabilities:		
Accounts payable	12,092	1,274
Due to affiliates	73,256	-
NET CASH FLOWS FROM OPERATING ACTIVITIES	(88,073)	(696,785)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposits paid	1,235	(55,435)
Purchase of equipment	(4,892)	(10,109)
Investment in jointly owned company	-	(250,000)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(3,657)	(315,544)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members	965,466	1,518,118
Distributions to members	(216,906)	(59,500)
NET CASH FLOWS FROM FINANCING ACTIVITIES	748,560	1,458,618
NET INCREASE (DECREASE) IN CASH	656,830	446,289
CASH, BEGINNING OF PERIOD	446,289	-
CASH, END OF PERIOD	$ 1,103,119	$ 446,289

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Pinnacle Financial Group, LLC (the Company) provides money management and other financial and advisory services to individual and corporate clients. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company.

A summary of the Company's significant accounting policies follows:

Cash - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions. Management considers all accounts to be collectible and, therefore, has not established a provision for uncollectible accounts.

Investments - Investments in jointly owned companies in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

Revenue recognition - Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Co-Agent commissions relative to insurance products and securities trading activity are recognized when the underlying transaction is completed.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation – Depreciation on equipment and leasehold improvements is provided on a straight-line basis using an estimated useful life of three and seven years, respectively. Total depreciation expense for the year ended December 31, 2005 and the period February 18, 2004 (inception) through December 31, 2004 was $3,486 and $301, respectively.

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expenses were approximately $330 and $12,000 for the year ended December 31, 2005 and the period February 18, 2004 (inception) through December 31, 2004.

(1) Nature of business and significant accounting policies (continued)

Income Taxes - The Company is a Limited Liability Company and is treated as a partnership for tax purposes. The Company's members are responsible for their respective share of income taxes.

(2) Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. Cash exceeding federally insured limits at December 31, 2005 and 2004 totaled $868,988 and $346,289, respectively.

(3) Investments in jointly owned company

In October, 2004, the Company purchased 40% of the stock of Richmond Investments (Bermuda) Limited (Bermuda), now Pinnacle Financial Group Ltd., for $250,000. The investment is carried at equity. At December 31, 2004, the investment in Bermuda exceeded the Company's share of the underlying net assets by $153,405. This excess investment is reported as goodwill and is not amortized in accordance with Statement of Financial Accounting Standard 142.

The following is a summary of 2005 and 2004 financial position and results of operations of Bermuda:

	2005	2004
Current assets	$ 82,328	$ 202,628
Equipment	1,196	1,196
Total assets	$ 83,524	$ 203,824
Current liabilities	$ 18,125	$ 17,498
Stockholders' equity	65,399	186,326
	$ 83,524	$ 203,824
Revenue	$ -	$ -
Net (loss)	$ (92,197)	$ (63,674)

Due to the inability of Bermuda to generate operating profits through December 31, 2005, and through the use of standard valuation techniques, the Company determined that the balance of goodwill was impaired. Accordingly the Company recognized a loss on impairment of goodwill of $153,405 for the year ended December 31, 2005 in accordance with Statement of Financial Accounting Standard 142.

(4) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 2005, the Company had net capital as defined by Rule 15c3-1 of $1,114,687 which exceeds its required net capital of $5,775 by $1,108,912. The Company's ratio of aggregate indebtedness to net capital was .078 to 1 at December 31, 2005.

(5) **Exemption**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(6) **Related party transactions**

During 2005 and the Period February 18, 2004 (Inception) through December 31, 2004, Pinnacle Financial Corporation (a member of the Company), paid various expenses and purchased equipment on behalf of the Company pursuant to an Expense Agreement. For the year ended December 31, 2005 and the period February 18, 2004 (inception) through December 31, 2004, expenses totaled approximately $215,465 and $660,000, respectively. The transactions were reported as capital contributions from Pinnacle Financial Corporation.

The Expense Agreement stated that Pinnacle Financial Corporation is solely responsible for providing capital contributions to the Company for operating expenses. The agreement expired February 18, 2006.

(7) **Subsequent events**

On February 7, 2006 the Company notified the Securities and Exchange Commission, in accordance with Rule 15c3-1(1)(i), of a capital distribution to both J. MacArthur, LLC and Pinnacle Financial Corporation in the amount of $261,359 each. The distribution will not effect the Company's net capital compliance under SEC Rule 15c3-1.

The Company is also in the process of negotiating a long term lease agreement with The Pinnacle Companies, an affiliate, for the office space they currently occupy.

(8) **Non cash investing and financing activity**

During the year ended December 31, 2005 the Company entered into an agreement whereby it would receive $160,000 in stock for participation in a private placement. The Company subsequently assigned its interest in this stock to its Members.

ADDITIONAL INFORMATION

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the financial statements of Pinnacle Financial Group, LLC for the year ended December 31, 2005, and have issued our report thereon dated February 13, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Pinnacle Financial Group, LLC taken as a whole. Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 13, 2006

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the financial statements of Pinnacle Financial Group, LLC as of December 31, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 13, 2006

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005
COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition			$ 1,157,454
2. Deduct: ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			1,157,454
4. Add:			
a.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b.	Other (deductions) or allowable credits Deferred taxes on non allowable assets		-
5. Total capital and allowable subordinated liabilities			1,157,454
6. Deduction and/or charges:			
a.	Total non-allowable assets included in Statement of Financial Condition:	$ 42,093	
b.	Secured demand note deficiency	-	
c.	Commodity futures contracts and spot commodities-proprietary capital charges	-	
d.	Other deductions and/or charges contingent liability	-	42,093
7. Other additions and/or allowable credits:	Deferred taxes on unrealized appreciation of investment securities		-
8. Net capital before haircuts on securities positions			1,115,361
9. Haircuts on securities:			
a.	Contractual securities commitments		-
b.	Subordinated securities borrowings		-
c.	Trading and investment securities:		
	i. Exempted securities		-
	ii. Debt securities		-
	iii. Options		-
	iv. Other securities		-
d.	Undue concentration (illiquid investment securities)		-
e.	Other		674
10. Net capital			$ 1,114,687

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$ 5,775
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,775
14. Excess net capital (line 10 less 13)	$ 1,108,912
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 1,106,025

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$ 86,622
17. Add:	
a. Drafts for immediate credit	-
b. Market value of securities borrowed for which no equivalent value is paid or credited	-
c. Other unrecorded amounts contingent liability	-
19. Total aggregate indebtedness	$ 86,622
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)	0.078

PINNACLE FINANCIAL GROUP, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
(INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$ 1,094,415
Net audit adjustments:	
Adjust for petty cash disbursement	$ (1,068)
Adjust for commission receivable	13,284
Adjust for prepaid insurance	3,000
Adjust for income from private placement	160,000
Adjust for unaccrued expenses	(7,599)
Record equity in loss of jointly owned company	(36,879)
Record loss on impairment of goodwill	(153,405)
Record depreciation	(3,486)
Adjust for additional Members' distribution	(186,281)
Adjustment of nonallowable assets	232,706
Net capital as reported on line 10 of Schedule I	**$ 1,114,687**

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$ 79,023
Net audit adjustments:	
Adjust for unaccrued expenses	7,599
Total aggregate indebtedness as reported on line 19 of Schedule II	**$ 86,622**

PINNACLE FINANCIAL GROUP, LLC
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2005

Schedule IV

As more fully described in Note 5 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3 based on paragraph K (2) (i) of the rule.